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                          		United States
	              	SECURITIES AND EXCHANGE COMMISSION
	                     	Washington, D.C. 20549

                          		SCHEDULE 13G

           		Under the Securities Exchange Act of 1934

                       		(Amendment No. 1)*

              		Name of Issuer - TCSI Corporation

          		Title or Class of Securities - Common Stock

                  		CUSIP Number - 87911D 10 6

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                       Cusip No. 87911D 10 6

Page 2 of 4 Pages

1.	Name of  Reporting  Person  (S.S.  or  I.R.S.  Identification
	No. of above person)

Daniel H. Miller

2.	Check the appropriate box if a member of a group* - N/A

3.	SEC Use Only

4.	Citizenship or place of organization

U.S.A.

5.	Sole voting power

1,118,236

6.	Shared voting power

0

7.	Sole dispositive power

1,118,236

8.	Shared dispositive power

0

9.	Aggregate amount beneficially owned by each reporting person

1,118,236

10.	Check box if the aggregate amount in Row (9) excludes
	certain shares -

N/A

11.	Percent of class represented by amount in Row 9

5.27%

12.	Type of reporting person*

IN

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                		SECURITIES AND EXCHANGE COMMISSION
	                    	Washington, D.C. 20549

                         		SCHEDULE 13G

           		Under the Securities Exchange Act of 1934


Fee Being Paid: No

Date:		February 14, 1997

Item 1(a).		NAME OF ISSUER

TCSI Corporation

Item 1(b).		ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

1080 Marina Village Parkway
Alameda, California  94501

Item 2(a).		NAME OF PERSONS FILING

Daniel H. Miller

Item 2(b).		ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE

1080 Marina Village Parkway
Alameda, California  94501

Item 2(c).		CITIZENSHIP

United States

Item 2(d).		TITLE OF CLASS OF SECURITIES

Common Stock

Item 2(e).		CUSIP NO.

87911D 10 6

Item 3.		Type of Person:

N/A

Item 4.		OWNERSHIP

	(a)  Amount beneficially owned:

	1,118,236

	(b)  Percent of class:

	5.27%

	(c)  Number of shares as to which such person has:

		(i)  sole power to vote or to direct the vote:

		1,118,236

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		(ii) shared power to vote or to direct the vote:

		0

		(iii)sole power to dispose or to direct the disposition of:

		1,118,236

		(iv) shared power to dispose or to direct the disposition of:

		0

Item 5.		OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

N/A

Item 6.		OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
		ANOTHER PERSON

N/A

Item 7.		IDENTIFICATION  AND CLASSIFICATION OF THE SUBSIDIARY
		WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
		PARENT HOLDING COMPANY

N/A

Item 8.		IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

Item 9.		NOTICE OF DISSOLUTION OF GROUP

N/A

Item 10.		CERTIFICATION

N/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	February 17, 1997


/s/Daniel H. Miller
-----------------
Daniel H. Miller